Exhibit 12.1
Safeguard Scientifics, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Net income (loss) from continuing operations before income taxes	$(18,254)	$66,784	$(46,067)	$(52,926)	$(33,393)	$(33,409)
Less: equity loss	11,965	23,227	34,697	15,178	3,732	6,597
Plus: fixed charges	4,184	3,423	6,040	9,648	8,762	8,621

Adjusted earnings	$(2,105)	$93,434	$(5,330)	$(28,100)	$(20,899)	$(18,191)

Fixed charges:
Interest expense (1)	$4,061	$3,164	$5,409	$7,660	$6,821	$6,512
Portion of rental expense representative of the interest factor	123	259	631	1,988	1,941	2,109

Total fixed charges	$4,184	$3,423	$6,040	$9,648	$8,762	$8,621

Ratio of earnings to fixed charges	—	27.3	—	—	—	—

Deficiency of earnings to cover fixed charges	$6,289	—	$11,370	$37,748	$29,661	$26,812

(1)	Includes interest expense from both continuing operations and discontinued operations, amortization of debt issuance costs and amortization of debt discount.